UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 8 through September 11, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                         KPN and Tele2-Versatel give digital TV a boost, dated 8 September 2006:

•                                        Progress on share repurchase programme KPN, dated 11 September 2006.

Press release

KPN and Tele2-Versatel give digital TV a boost	Date 8 September 2006 Number 069pe

Distribution agreement enables more fans to enjoy premier league football

KPN and Tele2-Versatel today announced the signing of an agreement for the distribution of digital television that will give a boost to the Dutch digital TV market.

This agreement allows Tele2-Versatel to use KPN’s Digitenne network to market a television product under its own brand name to Tele2 customers. In addition, Tele2-Versatel can use the Digitenne network as well as KPN’s interactive television network, Mine, for the distribution of its football-related pay-TV channels. KPN, in its turn, will be able to expand its offering to its Mine and Digitenne customers with Tele2’s Dutch premier league football channels.

With KPN as its new distribution partner, Tele2-Versatel can reach far more customers with its new interactive Tele2 TV and Dutch premier league football product. Meanwhile, KPN’s 230.000 digital television customers can enjoy more football content. Both parties aim to step up promotion of live premier league football with this new group of football fans.

Ludolf Rasterhoff, KPN’s Television and Media Director: “I’m thrilled that KPN can offer its Digitenne and Mine customers the opportunity to watch premier league football matches live on television. This is an excellent supplement to the PSV, Ajax and Feyenoord club channels we introduced earlier this year.”

“In March this year, we launched Tele2 TV, interactive television on demand,” says Günther Vogelpoel, Tele2’s Consumer Market Director. “This agreement strengthens our market position, as we can now offer a low-threshold alternative to cable television. At the same time, we can reach a far wider audience with our live premier league football channel.”

“We welcome the new cooperation and the increased availability of live premier league football to football fans”, says Alex Tielbeke, Director of the Premier League Association. “We assume that the cooperation is not in disagreement with the existing contract, which we hope to confirm in the next few days”.

About KPN

KPN offers telecommunication services to private individuals as well as to corporate clients. KPN’s core activities are telephony, internet and television services in the Netherlands, mobile telecommunication services in the Netherlands, Germany and Belgium, and data services in Western Europe. KPN is market leader in the most important segments of the telecommunications market in the Netherlands, and is actively expanding its market share in the new IP and DSL markets. With E-Plus and BASE, KPN has a strong position in the mobile markets of Germany and Belgium respectively.

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On 30 June 2006 KPN, with a workforce of 28,536 people (26,033 FTEs), provided 6.4 million customers with a fixed telephone connection and 2.3 million customers with an internet connection in the Netherlands, and a further 22.2 million customers with mobile connections in the Netherlands, Germany and Belgium. KPN was privatized in 1989. Its shares are listed on the stock exchanges of Amsterdam, New York, London en Frankfurt.

For more information on KPN, visit www.kpn.com.

Tele2-Versatel is a brand name of Versatel Nederland B.V. Tele2-Versatel is far and away the largest alternative telecom operator in the Netherlands, Belgium and Luxemburg. It offers consumers, businesses and wholesale customers a comprehensive range of telecommunications services - broadband voice, data and internet - through its own state-of-the-art infrastructure. Tele2-Versatel customers enjoy simple and affordable top-quality services. Tele2-Versatel employs around 1,100 people. More news and information are available at http://www.versatel.nl/ and http://www.tele2.nl/.

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Press release

Progress on share repurchase programme KPN	Date
11 September 2006

Number
070pe

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of September 4 through September 8, 2006 2,473,061 of KPN shares were repurchased at an average price of EUR 9.70. Therewith approximately 71.70% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: September 11, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel

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